SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number:

(Check one):

☒	Form 10-K	☐	Form 10-KSB	☐	Form 11-K	☐	Form N-SAR
☐	Form 20-F	☐	Form 10-Q	☐	Form 10-QSB

FOR THE YEAR ENDED JANUARY 29, 2005

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

FOR THE TRANSITION PERIOD ENDED _________________

Read attached Instruction Sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant: The Pep Boys- Manny, Moe & Jack

Former name if applicable: ______________________________________________________________

Address of principal executive office (street and number): 3111 West Allegheny Avenue

City, State and Zip Code: Philadelphia, Pennsylvania  19132

PART II
RULE 12B-25(B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

           ☒          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           ☒          (b)  The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           ☒          (c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

          The Registrant has been working with the Securities and Exchange Commission (the “Commission”) to address certain accounting comments in connection with its Form 10-K for the year ended January 31, 2004, Form 10-K/A # 1 for the year ended January 31, 2004, Form 10-Q/A for the quarter ended October 30, 2004, Form 10-Q/A for the quarter ended July 31, 2004 and Form 10-Q/A for the quarter ended May 1, 2004.  The final comment was addressed to the Company by the Commission by a letter dated April 14, 2005, the Company’s due date for its Form 10-K for the year ended January 29, 2005, and specifically indicated that, “we would expect the above disclosures to be reflected in the [Form 10-K for the year ended January 29, 2005].”  In an effort to collect the necessary data and prepare the requested disclosure, the Company was unable to file the Form 10-K for the year ended January 29, 2005 within the prescribed time period.   The Form 10-K for the year ended January 29, 2005, which includes all of the Commission’s requested disclosures, is being filed immediately following the filing of this Form 12b-25.

PART IV
OTHER INFORMATION

          (1)  Name and telephone number of person to contact in regard to this notification:

Bernard K. McElroy	(215) 430-9203

          (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed?  If the answer is no, identify report(s):

☒	Yes	☐	No

          (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	Yes	☒	No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

THE PEP BOYS - MANNY, MOE & JACK

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 14, 2005	By:	/s/ BERNARD K. MCELROY

		Its:	Chief Accounting Officer and Treasurer